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July 1, 2013

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

This letter confirms that Ronald Cami, John E. Viola and David Reintjes are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf.  This authorization and designation shall be valid for three years from the date of this letter.

Very truly yours,

/s/ Michael Fishman
Michael Fishman